UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)
ML Macadamia Orchards, L.P.

(Name of Issuer)
Class A Units

(Title of Class of Securities)
55307U107

(CUSIP Number)
August 6, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virign Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Untied States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13G, previously filed on May 15, 2006, as amended by Amendment No. 1 previously filed on February 14, 2008 (as amended, the “Schedule 13G”) of Berggruen Holdings North America Ltd, a British Virgin Islands (“BVI”) business company (“BHNA”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), Tarragona Trust, a BVI trust (“Tarragona”) and Nicolas Berggruen. The Units, as defined herein, are owned by BHNA. BHNA is a direct, wholly-owned subsidiary of Berggruen Holdings. All of the shares of Berggruen Holdings are owned by Tarragona. The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer, as defined herein. Mr. Berggruen is a director of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holdings’ interests in the Issuer. Each of BHNA, Berggruen Holdings, Tarragona and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” with respect to the Class A Units (the “Units”) of ML Macadamia Orchards, L.P., a Delaware limited partnership (the “Issuer”), as follows:
Items 4 and 5 of the Schedule 13G are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13G.

Item 4.	Ownership:

Incorporated by reference to Item 2(a) above and Items 5-11 of each Reporting Person’s respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☑

Exhibits and Schedules.

	Exhibit A	Joint Filing Agreement, dated February 14, 2008, by and among the Reporting Persons (incorporated by reference to Exhibit A to Amendment No. 1 to the Schedule 13G previously filed by the Reporting Persons on February 14, 2008).

	Exhibit B	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared S. Bluestein (incorporated by reference to Exhibit B to Amendment No. 1 to the Schedule 13G previously filed by the Reporting Persons on February 14, 2008).

	Exhibit C	Limited Power of Attorney, dated October 23, 2007, given by Nicolas Berggruen to Jared S. Bluestein (incorporated by reference to Exhibit C to Amendment No. 1 filed by the Reporting Persons on February 14, 2008).

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Tarragona Trust By: Maitland Trustees Limited, as Trustee
By:	*
	Name:	Jared S. Bluestein
	Title:	Attorney-in-fact

*
Nicolas Berggruen

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13G pursuant to a Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: August 11, 2008	*By:	/s/ Jared S. Bluestein
Jared S. Bluestein, Attorney-in-fact